UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Ascend Wellness Holdings, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

04351N106
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [x]            Rule 13d-1(b)
 [  ]            Rule 13d-1(c)
 [  ]            Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Millstreet Capital Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 18,564,003 shares (See Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 18,564,003 shares (See Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,564,003 shares (See Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.9% (See Item 4 below)
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Brian D. Connolly
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 18,564,003 shares (See Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 18,564,003 shares (See Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,564,003 shares (See Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.9% (See Item 4 below)
12	Type of Reporting Person (See Instructions) HC, IN

1	Names of Reporting Persons. Craig M. Kelleher
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 18,564,003 shares (See Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 18,564,003 shares (See Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,564,003 shares (See Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.9% (See Item 4 below)
12	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13G
Item 1
(a)	Name of Issuer
Ascend Wellness Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices
1411 Broadway, 16th Floor, New York, NY 10018

Item 2
(a)	Name of Person Filing
Millstreet Capital Management LLC Brian D. Connolly Craig M. Kelleher
(b)	Address of Principal Business Office or, if none, Residence
Millstreet Capital Management LLC Brian D. Connolly Craig M. Kelleher c/o Millstreet Capital Management LLC 545 Boylston Street, 8th Floor Boston, MA 02116
(c)	Citizenship
Millstreet Capital Management LLC – Delaware Brian D. Connolly – United States Craig M. Kelleher – United States
(d)	Title of Class of Securities
Class A Common Stock
(e)	CUSIP Number
04351N106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[x]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4	Ownership

Shares reported herein represent 17,273,223 shares Class A Common Stock and an additional 1,290,780 shares of Class A Common Stock issuable upon the exercise of warrants, which may be deemed beneficially owned by Millstreet Capital Management LLC (“Millstreet”) in its capacity as investment manager to private investment vehicles.  Mr. Connolly and Mr. Kelleher are Managing Members of Millstreet.  Shares reported herein for Mr. Connolly and Mr. Kelleher represent the above referenced shares reported with respect to Millstreet.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 4(a)	Amount Beneficially Owned
The information set forth in Rows 5 through 11 on the cover page of each Reporting Person is hereby incorporated by reference into this Item 4(a) for each such Reporting Person.
Item 4(b)	Percent of Class

The information set forth in Rows 5 through 11 on the cover page of each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.  The percentages reported herein are calculated on the basis of the Company’s statement in its Quarterly Report of Form 10-Q for the quarter ended September 30, 2023, that there were 206,628,947 shares of Class A Common Stock outstanding as of November 6, 2023.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
(i)	sole power to vote or to direct the vote
(ii)	shared power to vote or to direct the vote
(iii)	sole power to dispose or to direct the disposition of
(iv)	shared power to dispose or to direct the disposition of
The information set forth in Rows 5 through 11 on the cover page of each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.
Exhibits	Exhibit
99.1	Joint Filing Agreement by and between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2024

MILLSTREET CAPITAL MANAGEMENT LLC

By: /s/ Brian D. Connolly
Brian D. Connolly, Managing Member

Brian D. Connolly

By: /s/ Brian D. Connolly
Brian D. Connolly

Craig M. Kelleher

By: /s/ Craig M. Kelleher
Craig M. Kelleher